Exhibit 99.1

Algonquin Power & Utilities Corp. Announces

Closing of Offering of Shares and Debentures

Not for distribution to U.S. newswire services or for dissemination in the United States. Any failure to comply with this restriction may constitute a violation of U.S. securities law.

Oakville, Ontario, December 2, 2009 - Algonquin Power & Utilities Corp. (“Algonquin”) (TSX: AQN) announced that it has completed, on a bought deal basis, an offering of 5,980,000 common shares (“Common Shares”) at $3.35 per Common Share for gross proceeds of $20,033,000 and $55,000,000 principal amount of 7% convertible unsecured subordinated debentures due June 30, 2017 (the “Debentures”). The underwriters of the offering, led by CIBC World Markets Inc. and BMO Capital Markets, also exercised in full an over-allotment option to purchase an additional 897,000 Common Shares and $8,250,000 principal amount of Debentures, on the same terms. As a result of the closing of the main offering and the over-allotment option, Algonquin raised an aggregate of $86,287,950 in gross proceeds.

The securities offered were not registered under the U.S. Securities Act of 1933, as amended, and were not offered or sold in the United States absent an applicable exemption from the registration requirements.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, Algonquin owns and operates a diversified approximately $1 billion North American portfolio of clean renewable electric generation and sustainable utility distribution businesses. Algonquin’s electric generation subsidiary includes 42 renewable energy facilities and 11 high efficiency thermal energy facilities representing more than 400 MW of installed capacity. Through its wholly-owned subsidiary, Liberty Water Co., Algonquin provides regulated utility services to more than 70,000 customers with a portfolio of 18 water distribution and wastewater treatment utility systems. Pursuant to a previously announced agreement, Algonquin is committed to acquiring the California based regulated utility electric distribution and generation assets of NV Energy which serve approximately 47,000 retail electricity distribution customers. Algonquin and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the aggressive pursuit of accretive acquisition opportunities. Algonquin’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB and AQN.DB.A and the Debentures will be traded on the Toronto Stock Exchange under the symbol AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPower.com.

Forward Looking Information

Certain statements in this news release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect Algonquin’s and its subsidiaries’ current expectations. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Algonquin and its subsidiaries’ for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “will” and “may”. This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances. Although these forward-looking statements are based upon management’s current reasonable expectations and assumptions, they are subject to numerous risks and uncertainties, including those set out in the management’s discussion and analysis section of Algonquin Power Income Fund’s 2008 annual report, Algonquin Power Income Fund’s Annual Information Form dated March 31, 2009 and Algonquin Power Income Fund’s Management Information Circular dated March 20, 2009. (Algonquin owns all of the outstanding trust units of Algonquin Power Income Fund.) Algonquin’s actual results could differ materially from those expressed in, or implied by, these forward looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or what benefits, including the amount of dividends, Algonquin and shareholders will derive therefrom.

The forward-looking statements contained in this news release are made as of the date hereof for the purpose of providing readers with Algonquin’s expectations for the coming year. The forward-looking statements may not be appropriate for other purposes. Other than as specifically required by law, Algonquin undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

For further information, please contact:

Kelly Castledine, Telephone: (905) 465-4500, Algonquin Power & Utilities Corp.